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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                               WALBRO CORPORATION
                            (NAME OF SUBJECT COMPANY)

                           TI AUTOMOTIVE SYSTEMS, INC.
                                  TI GROUP PLC
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                  (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE
                 SERIES A JUNIOR PARTICIPATING PREFERRED STOCK)
                         (TITLE OF CLASS OF SECURITIES)

                                    931154108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 DAVID LILLYCROP
                          DIRECTOR AND GENERAL COUNSEL
                                  TI GROUP PLC
                                50 CURZON STREET
                                 LONDON W1Y 7PN
                               011-44-171-560-5700

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             JOHN EVANGELAKOS, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000






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         This Amendment No. 3 is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by TI Group plc ("Parent") and TI Automotive Systems, Inc. (the "Purchaser") on May 4, 1999 as amended by Amendment No. 1 to such Schedule filed with the SEC on May 18, 1999 and Amendment No. 2 to such schedule filed with the SEC on May 20, 1999 (as so amended, the "Schedule 14D-1"), with respect to shares of Common Stock, par value $.50 per share ("Shares"), of Walbro Corporation (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1 including the Offer to Purchase filed as Exhibit
(a)(1) thereto.


ITEM 10.  Additional Information.

         Item 10 of the Schedule 14D-1 is hereby amended as follows:

         The information set forth in Section 16 in the Offer to Purchase is amended to include the following:

         On May 24, 1999, Parent issued a press release which is attached hereto as exhibit (a)(11). The information set forth in the press release is incorporated herein by reference.

ITEM 11.  Material to be filed as Exhibits.

         Item 11 is hereby amended and supplemented by addition of the following
Exhibit:

(a)(11) Press release, dated May 24, 1999.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 1999
                                              TI GROUP PLC



                                              By:   /s/ David Lillycrop
                                                 -------------------------------
                                              Name:  David Lillycrop
                                              Title: Director


                                              TI AUTOMOTIVE SYSTEMS, INC.



                                              By:   /s/ William J. Laule
                                                 -------------------------------
                                              Name:  William J. Laule
                                              Title: President

                                  EXHIBIT INDEX


EXHIBIT                                                                   PAGE
NUMBER                    EXHIBIT NAME                                   NUMBER
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(a)(11)       Press Release, dated May 24, 1999                            4



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